UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BPW Acquisition Corp.
(Name of Issuer)
Common Stock included in Units, par value $0.0001 per share
(Title of Class of Securities)
055637102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	055637102

1	NAMES OF REPORTING PERSONS Fir Tree SPAC Holdings 1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,138,800

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,138,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,138,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	055637102

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,175

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		17,175

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,175

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	055637102

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		97,825

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		97,825

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	97,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	055637102

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,253,800

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,253,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,253,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G/A
This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed on behalf of Fir Tree SPAC Holdings 1, LLC, a Delaware limited liability company (“SPAC Holdings 1”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Capital Fund”), Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Value Fund”), and Fir Tree, Inc., a New York corporation (“Fir Tree,” and, collectively with SPAC Holdings 1, Capital Fund and Value Fund, the “Reporting Persons”), relating to Common Stock included in Units, par value $0.0001 per share (the “Common Stock”), of BPW Acquisition Corp., a Delaware corporation (the “Issuer”), purchased by SPAC Holdings 1, Capital Fund and Value Fund. Fir Tree is the investment manager of SPAC Holdings 1, Capital Fund and Value Fund.
In addition to updating the holdings of the Reporting Persons to report that they have ceased to be the beneficial owners of more than five percent of the Common Stock, this Amendment is being filed to report that Fir Tree SPAC Holdings 2, LLC, a Delaware limited liability company, transferred ownership of its shares of Common Stock to Capital Fund and Value Fund, and consequently, ceased to be a Reporting Person.

Item 1(a)	Name of Issuer.

BPW Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

750 Washington Boulevard Stamford, Connecticut 06901

Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Place of Organization.

Fir Tree SPAC Holdings 1, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company

Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Value Master Fund, L.P. c/o Admiral Administration Ltd.

Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree is the investment manager for each of SPAC Holdings 1, Capital Fund and Value Fund, and has been granted investment discretion over portfolio investments, including the Common Stock, held by each of them.

Item 2(d)	Title of Class of Securities.

Common Stock included in Units, par value $0.0001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

055637102

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
SPAC Holdings 1 is the beneficial owner of 1,138,800 shares of Common Stock. Capital Fund is the beneficial owner of 17,125 shares of Common Stock. Value Fund is the beneficial owner of 97,825 shares of Common Stock.

Fir Tree may be deemed to beneficially own the shares of Common Stock held by SPAC Holdings 1, Capital Fund and Value Fund as a result of being the investment manager of SPAC Holdings 1, Capital Fund and Value Fund.

(b)
SPAC Holdings 1 is the beneficial owner of 2.8% of the outstanding shares of Common Stock. Capital Fund is the beneficial owner of 0.04% of the outstanding shares of Common Stock. Value Fund is the beneficial owner of 0.2% of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 1,253,800 shares of Common Stock, which represents 3.0% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by the Reporting Persons by 41,176,471, the number of shares of Common Stock issued and outstanding.

(c)
SPAC Holdings 1 has the shared power to direct the vote and disposition of 1,138,800 shares of Common Stock. Capital Fund has the shared power to direct the vote and disposition of 17,175 shares of Common Stock. Value Fund has the shared power to direct the vote and disposition of 97,825 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by SPAC Holdings 1, Capital Fund and Value Fund, and thus, has the shared power to direct the vote and disposition of 1,253,800 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2010

FIR TREE SPAC HOLDINGS 1, LLC By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE VALUE MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock included in Units, par value $0.0001 per share, of BPW Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2010.

FIR TREE SPAC HOLDINGS 1, LLC By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE VALUE MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President